Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
MedAssets, Inc.:
We consent to the incorporation by reference in the registration statements 333-145693 of MedAssets, Inc. (the Company) of our report dated February 28, 2011, with respect to the consolidated balance sheet of MedAssets, Inc. as of December 31, 2010, and the related consolidated statements of operations, stockholders’ equity and comprehensive income (loss) and cash flows for the year ended December 31, 2010, and the effectiveness of internal control over financial reporting as of December 31, 2010, which report appears in or is referenced in the December 31, 2010 annual report on Form 10-K of MedAssets, Inc.
/s/ KPMG LLP
Atlanta, Georgia
February 28, 2011